April 17, 2006

Mail Stop 4561

Mr. Tobin V. Levy
Managing Director and Chief Financial Officer
Goldman Sachs Hedge Fund Partners II, LLC
701 Mount Lucas Road
Princeton, New Jersey  08450

Re:      Goldman Sachs Hedge Fund Partners II, LLC
            Post Effective Amendment No. 2 to Form 10-12G
      Filed March 28, 2006
      Form 10-K for the Fiscal Year Ended December 31, 2005
            File Number 000-51289

Dear Mr. Levy:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

            Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment No. 2 to Form 10 filed March 28, 2006

Critical Accounting Policies and Estimates, page 117

1. We note your responses to comments four and five of our letter dated February 23, 2006. Please revise to disclose the valuation provided by the advisor and the adjusted fair value of your indirect investment in the distressed advisor at September 30, 2004, September
30, 2005 and December 31, 2005. Describe, in general and with respect to your indirect investment in this distressed advisor, how the managing member determines the valuation adjustment and how you ensure that the modified value is the appropriate valuation.


       As appropriate, please amend your filing and respond to
these
comments and tell us when you will provide us with a response.
You
may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and
added sections as underlining.   Please furnish a cover letter
with
your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
             We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
            In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

            You may contact Joyce Sweeney at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.  Please contact Timothy Geishecker at (202) 551-
3422
or me at (202) 551-3419 with any other questions.

      Sincerely,


      Christian Windsor
      Special Counsel
cc:  	Via Fax: (212) 859-8589
      Kenneth I. Rosh, Esq.
	Paul Tropp, Esq.
      Fried, Frank, Harris, Shriver & Jacobson LLP
      One New York Plaza
      New York, NY 10004